Exhibit 4.2

EXECUTION VERSION

$1,500,000,000 CLASS A LOANS

CLASS A

TERM LOAN SUPPLEMENT

DATED AS OF AUGUST 23, 2016

TO

TERM LOAN AGREEMENT

DATED AS OF AUGUST 23, 2016

AMONG

CHESAPEAKE ENERGY CORPORATION,

AS THE BORROWER,

THE SEVERAL LENDERS

FROM TIME TO TIME PARTIES THERETO,

AND

DEUTSCHE BANK TRUST COMPANY AMERICAS,

AS THE TERM AGENT

GOLDMAN SACHS BANK USA    CITIBANK, N.A.    MUFG UNION BANK, N.A.

JOINT LEAD ARRANGERS AND JOINT BOOKRUNNERS

GOLDMAN SACHS BANK USA, SYNDICATION AGENT

BANK OF AMERICA, N.A.	THE BANK OF NOVA SCOTIA
BARCLAYS BANK PLC	BNP PARIBAS
COMPASS BANK	CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK
DEUTSCHE BANK SECURITIES INC.	DNB MARKETS INC.
JPMORGAN CHASE BANK, N.A.	MIZUHO BANK, LTD.
MORGAN STANLEY BANK, N.A.	NATIXIS, NEW YORK BRANCH

DOCUMENTATION AGENTS

i

12.5	Severability	16
12.6	Integration	16
12.7	GOVERNING LAW	16
12.8	WAIVERS OF JURY TRIAL	16

Exhibit

Exhibit A	Form of Notice of Continuance or Conversion

ii

This TERM LOAN SUPPLEMENT, dated as of August 23, 2016 (this “Supplement”), is among CHESAPEAKE ENERGY CORPORATION, an Oklahoma corporation (together with its permitted successors, the “Borrower”), the lenders from time to time party hereto (each a “Class A Lender” and, collectively, the “Class A Lenders”), and DEUTSCHE BANK TRUST COMPANY AMERICAS, as administrative agent (in such capacity, the “Term Agent”) for the Lenders.

WHEREAS, the Borrower and Term Agent entered into that certain Term Loan Agreement of even date herewith (as amended and restated from time to time, the “Base Term Loan Agreement”);

WHEREAS, pursuant to the terms and conditions of the Base Term Loan Agreement as supplemented by this Supplement (as so supplemented, the “Supplemented Term Loan Agreement”), the Borrower has requested that the Class A Lenders extend credit in the form of Class A Loans; and

WHEREAS, the Class A Lenders are willing to make available to the Borrower such credit upon the terms and subject to the conditions set forth in the Supplemented Term Loan Agreement;

NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained in the Supplemented Term Loan Agreement, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Defined Terms.

(a) Any term defined in the preamble has the meaning ascribed to it in the preamble.

(b) Any capitalized term used but not defined herein has the meaning set forth in the Base Term Loan Agreement. In addition, as used in this Supplement, each of the following terms shall have the meaning specified for it in this Section 1.1 unless the context otherwise requires (it being understood that defined terms in this Supplement shall include in the singular number the plural and in the plural the singular):

“ABR” shall mean for any day a fluctuating rate per annum equal to the highest of (a) the Federal Funds Effective Rate plus  1⁄2 of 1.00% per annum, (b) the rate of interest in effect for such day as publicly announced from time to time by the Reference Bank as its “prime rate” and (c) the LIBOR Rate for a one-month Interest Period commencing on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1.00% per annum; provided that, if the applicable interest rate as determined under any of the preceding provisions of this definition is less than 2.00% per annum, then “ABR” shall be deemed to be equal to 2.00% per annum for such determination. The “prime rate” is a rate set by the Reference Bank based upon various factors, including its costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in the ABR due to a change in such rate announced by the Reference Bank, in the Federal Funds Effective Rate or in the one-month LIBOR Rate shall take effect at the opening of business on the day specified in the public announcement of such change.

“ABR Loan” shall mean each Class A Loan bearing interest based on the ABR.

“Applicable Margin” shall mean the rate per annum of 6.50% with respect to any ABR Loan and 7.50% with respect to any LIBOR Loan.

“Applicable Premium” shall mean, with respect to a Class A Loan at any Make-Whole Payment Date prior to the Second Anniversary, the excess of: (i) the net present value at such Make-Whole Payment Date of (A) the repayment price on the Second Anniversary of the principal amount that is subject to prepayment or repayment of such Class A Loan or the subject of acceleration on such Make-Whole Payment Date, plus (B) all required remaining scheduled interest payments due on the principal amount that is subject to prepayment or repayment of such Class A Loan, or the subject of acceleration, to but excluding the Second Anniversary, calculated assuming that such Class A Loan continued to bear interest at the rate, and on the interest payment date schedule, applicable on the Class A Closing Date, computed using a discount rate equal to the Treasury Rate plus 50 basis points per annum discounted on a semi-annual bond equivalent basis, over (ii) the principal amount that is subject to prepayment or repayment, or the subject of acceleration, of such Class A Loan on such Make-Whole Payment Date.

“Borrowing” shall mean the incurrence of one Type of Loan on a given date (or resulting from a conversion on a given date); provided that ABR Loans incurred pursuant to Section 2.7(b) shall be considered part of any related Borrowing of LIBOR Loans.

“Class A Closing Date” shall mean August 23, 2016.

“Class A Commitment” shall mean the amount set forth opposite the initial Class A Lender’s name on the signature pages of this Supplement as such Class A Lender’s “Class Commitment”.

“Class A Loan” shall mean a Loan made pursuant to Section 2.1.

“Class A Maturity Date” shall mean the fifth anniversary of the Class A Closing Date.

“Class A Total Commitment” shall mean the aggregate amount of the Class A Commitments of all Class A Lenders.

“Default Rate” shall have the meaning provided in Section 2.4(c).

“Fourth Anniversary” shall mean the fourth anniversary of the Class A Closing Date.

“Interest Period” shall mean, with respect to any LIBOR Loan, the interest period applicable thereto, as determined pursuant to Section 2.5.

“LIBOR Loan” shall mean any Class A Loan bearing interest at a rate determined by reference to the LIBOR Rate (other than an ABR Loan bearing interest by reference to the LIBOR Rate by virtue of clause (c) of the definition of ABR).

“LIBOR Rate” shall mean, for any Interest Period for each LIBOR Loan, the London interbank offered rate as administered by Intercontinental Exchange Benchmark Administration Ltd. (or any other Person that takes over the administration of such rate for Dollars) for a period equal in length to such Interest Period as displayed on page LIBOR01 or LIBOR02 of the Reuters screen that displays such rate (or, in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time as selected by the Term Agent in its reasonable discretion; in each case the “LIBOR Screen Rate”) at approximately 11:00 A.M. (London time) two Business Days prior to the first day of such Interest Period; provided that, if the LIBOR Screen Rate shall be less than 1.00% per annum, such rate shall be deemed to be 1.00% per annum for the purposes of this Agreement.

“Make-Whole Amount” shall mean an amount as set forth below:

Make-Whole Payment Date	Make-Whole Amount
From the Class A Closing Date to but excluding the Second Anniversary	The Applicable Premium
From the Second Anniversary to but excluding the Third Anniversary	4.25% of the principal amount that is subject to prepayment or repayment or the subject of acceleration
From the Third Anniversary to but excluding the Fourth Anniversary	2.125% of the principal amount that is subject to prepayment or repayment or the subject of acceleration
On or after the Fourth Anniversary	$0.00

“Make-Whole Payment Date” shall mean, as applicable, (i) the date of any prepayment of Class A Loans pursuant to Section 4.2(a), (ii) the date of any prepayment of Class A Loans pursuant to Section 4.1(c) of the Base Term Loan Agreement, (iii) the date that any Class A Loans are required to be prepaid in the event the maturity of the Class A Loans shall be accelerated as a result of any Event of Default or (iv) the date on which any Class A Lender shall be replaced pursuant to clause (iii) of Section 12.7 of the Base Term Loan Agreement.

“Notice of Conversion or Continuation” shall mean a notice substantially in the form of Exhibit A.

“Pari Passu Incurrence Criteria” shall mean, with respect to any Loan or Side-Car Loan made after the Class A Closing Date, it (a) has a stated maturity no earlier than the Class A Maturity Date, (b) has a Weighted Average Life to Maturity no shorter than the Class A Maturity Date, and (c) at least to a date not earlier than the Class A Maturity Date, has covenants substantially identical to, or less favorable to holders of such Loan or Side-Car Loan than, the Supplemented Term Loan Agreement.

“Pari Passu Limit” shall mean, as of any day, (a) $2,500,000,000 minus (b) the then-outstanding principal balance of all Loans and Side-Car Loans with a priority in the payment of Foreclosure Proceeds over the Class A Loans minus (c) the then-outstanding principal balance of the Class A Loans (after giving effect to any repayment of the Class A Loans on such day).

“Reference Bank” shall mean MUFG Union Bank, N.A.

“Second Anniversary” shall mean the second anniversary of the Class A Closing Date.

“Side-Car Loan” shall mean any borrowed money Indebtedness that is secured by Liens on the Collateral that are pari passu with the Liens securing the Loans (including the Class A Loans), but is not (a) a Loan or (b) Indebtedness under the Revolving Credit Agreement.

“Third Anniversary” shall mean the third anniversary of the Class A Closing Date.

“Treasury Rate” shall mean, with respect to a Make-Whole Payment Date prior to the Second Anniversary, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to such Make-Whole Payment Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such Make-Whole Payment Date to but excluding the Second Anniversary; provided, however, that if the period from such Make-Whole Payment Date to but excluding the Second Anniversary is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from such Make-Whole Payment Date to but excluding the Second Anniversary is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Type” shall mean, as to any Class A Loan, its nature as an ABR Loan or a LIBOR Loan.

ARTICLE II

CLASS A COMMITMENTS AND LOANS

2.1 Class A Loans. Subject to and upon the terms and conditions set forth in the Supplemented Term Loan Agreement, the initial Class A Lender agrees to make Loans in Dollars (each, a “Class A Loan”) to the Borrower on the Class A Closing Date, in a principal amount equal to such Class A Lender’s Class A Commitment, which shall be disbursed in a single advance as LIBOR Loans with a three-month Interest Period on the Class A Closing Date. Such Class A Loans may thereafter, at the option of the Borrower, be incurred and maintained as, and/or converted into, ABR Loans or LIBOR Loans in accordance with the terms of this Supplement; provided that all Class A Loans shall consist entirely of Class A Loans of the same

Type. The initial Class A Lender’s Class A Commitment shall terminate immediately after giving effect to such advance by such Class A Lender. Amounts repaid or prepaid in respect of the Class A Loans may not be reborrowed.

2.2 Disbursement of Funds. Section 2.2 of the Base Term Loan Agreement is modified to read as follows with respect to the Class A Loans:

(a) The initial Class A Lender will make available the Class A Loans on the Class A Closing Date in the manner provided below.

(b) On the Class A Closing Date, the initial Class A Lender shall make available to the Borrower such Class A Lender’s Class A Commitment in immediately available funds in Dollars, and the initial Class A Lender shall disburse the same in accordance with written instructions of the Borrower provided to such Class A Lender prior to such disbursement.

2.3 Pro Rata Treatment.

(a) It is understood that (a) no Class A Lender shall be responsible for any default by any other Class A Lender in its obligation to make Class A Loans pursuant to the Supplemented Term Loan Agreement and that each Class A Lender severally but not jointly shall be obligated to make the Class A Loans provided to be made by it thereunder, regardless of the failure of any other Class A Lender to fulfill its commitments thereunder, and (b) failure by a Class A Lender to perform any of its obligations under any of the Credit Documents to which it is a party shall not release any Person from performance of its obligation under any Credit Document.

(b) Except as specified herein or in the Base Term Loan Agreement, including in Section 12.6(g) thereof, each repayment by the Borrower in respect of principal or interest on the Class A Loans and each payment in respect of fees or expenses payable under the Supplemented Term Loan Agreement shall be applied to the amounts of such obligations owing to the Class A Lenders entitled thereto pro rata in accordance with the respective amounts then due and owing to the Class A Lenders.

2.4 Interest.

(a) The unpaid principal amount of each ABR Loan shall bear interest on any date until maturity (whether by acceleration or otherwise) at a rate per annum equal to the Applicable Margin plus the ABR in effect on such date.

(b) The unpaid principal amount of each LIBOR Loan shall bear interest on any date during an Interest Period applicable thereto until maturity thereof (whether by acceleration or otherwise) at a rate per annum that shall at all times be the Applicable Margin plus the LIBOR Rate for such Interest Period.

(c) If all or a portion of (i) the principal amount of any Class A Loan or (ii) any interest payable thereon shall not be paid when due (whether at stated maturity, by acceleration or otherwise), such overdue amount shall bear interest at a rate per annum (the “Default Rate”) that is (A) in the case of overdue principal, the rate that would otherwise be applicable thereto plus 2.00% per annum or (B) in the case of any overdue interest, to the extent permitted by applicable Requirements of Law, the rate described in Section 2.4(a) plus 2.00% per annum, in each case from the date of such non-payment to the date on which such amount is paid in full (after as well as before judgment).

(d) Interest on each Class A Loan shall accrue from and including the date of any Borrowing to but excluding the date of any repayment thereof and shall be payable in Dollars; provided that any Class A Loan that is repaid on the same date on which it is made shall bear interest for one day. Except as provided below, interest shall be payable (i) in respect of each ABR Loan, quarterly in arrears on the last Business Day of each November, February, May and August, (ii) in respect of each LIBOR Loan, on the last day of each Interest Period applicable thereto and, in the case of an Interest Period in excess of three months, on each date occurring at three-month intervals after the first day of such Interest Period, and (iii) in respect of each Loan, (A) upon any prepayment (on the amount prepaid), (B) at maturity (whether by acceleration or otherwise) and (C) after such maturity, on demand.

(e) All computations of interest hereunder shall be made in accordance with Section 4.4.

(f) The Term Agent, upon determining the interest rate for any Borrowing of LIBOR Loans, shall promptly notify the Borrower and the Class A Lenders thereof. Each such determination shall, absent clearly demonstrable error, be final and conclusive and binding on all parties hereto.

2.5 Interest Periods. At the time the Borrower gives a Notice of Conversion or Continuation in respect of the making of, or conversion into or continuation as, a Borrowing of LIBOR Loans in accordance with Section 2.6(a), the Borrower shall give the Term Agent written notice of the Interest Period applicable to such LIBOR Loan, which Interest Period shall, at the option of the Borrower, be a period of one, two, three or six months.

Notwithstanding anything to the contrary contained above:

(a) the initial Interest Period for any Borrowing of LIBOR Loans shall commence on the date of such Borrowing (including the date of any conversion from a Borrowing of ABR Loans) and each Interest Period occurring thereafter in respect of such Borrowing shall commence on the day on which the next preceding Interest Period expires;

(b) if any Interest Period relating to a Borrowing of LIBOR Loans begins on the last Business Day of a calendar month or begins on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period, such Interest Period shall end on the last Business Day of the calendar month at the end of such Interest Period;

(c) if any Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day; provided that, if any Interest Period in respect of a LIBOR Loan would otherwise expire on a day that is not a Business Day, but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the next preceding Business Day; and

(d) the Borrower shall not be entitled to elect any Interest Period in respect of any LIBOR Loan if such Interest Period would extend beyond the Class A Maturity Date.

2.6 Conversions and Continuations.

(a) Subject to the restrictions in this Supplement, (i) the Borrower shall have the option on any Business Day to convert all of the outstanding principal amount of the Class A Loans of one Type into a Borrowing of the other Type and (ii) at a time when the Class A Loans are LIBOR Loans, the Borrower shall have the option on any Business Day to continue all of the outstanding principal amount of such Loans as LIBOR Loans for an additional Interest Period; provided that (A) ABR Loans may not be converted into LIBOR Loans if an Event of Default is in existence on the date of the conversion and the Term Agent has or the Class A Majority Lenders have determined in its or their sole discretion not to permit such conversion and (B) LIBOR Loans may not be continued as LIBOR Loans for an additional Interest Period if an Event of Default is in existence on the date of the proposed continuation and the Term Agent has or the Class A Majority Lenders have determined in its or their sole discretion not to permit such continuation. Each such conversion or continuation shall be effected by the Borrower by giving the Term Agent at the Term Agent’s Office prior to 1:00 p.m. (1) in the case of a continuation of or conversion to LIBOR Loans, at least three Business Days prior to the effectiveness of such proposed continuation or conversion or (2) in the case of a conversion into ABR Loans, on the same day of the effectiveness of such proposed conversion, a Notice of Conversion or Continuation specifying that the Class A Loans are to be so converted or continued, the Type of Loans to be converted into or continued and, in the case of LIBOR Loans, the Interest Period to be applicable thereto.

(b) If any Event of Default is in existence at the time of any proposed continuation of any LIBOR Loans and the Term Agent has or the Class A Majority Lenders have determined in its or their sole discretion not to permit such continuation, such LIBOR Loans shall be automatically converted on the last day of the current Interest Period into ABR Loans. If upon the expiration of any Interest Period in respect of LIBOR Loans, the Borrower has failed to convert or continue such LIBOR Loans as provided in clause (a) above, the Borrower shall be deemed to have elected to continue such LIBOR Loans with an Interest Period of three months effective as of the expiration date of such current Interest Period; provided that if Section 2.6(a) or Section 2.5(d) would prohibit the election of such an Interest Period, then the Borrower (if it has not acted as provided in clause (a) above) shall be deemed to have elected to convert such LIBOR Loans to ABR Loans. The Term Agent shall give each Class A Lender notice as promptly as practicable of any such proposed conversion or continuation affecting the Class A Loans.

2.7 Increased Costs, Illegality, Etc..

(a) In the event that (x) in the case of clause (i) below, the Class A Majority Lenders or (y) in the case of clauses (ii) and (iii) below, any Class A Lender, shall have reasonably determined (which determination shall, absent clearly demonstrable error, be final and conclusive and binding upon all parties hereto):

(i) on any date for determining the LIBOR Rate for any Interest Period that (A) deposits in the principal amounts of the Class A Loans are not generally available in the relevant market or (B) by reason of any changes arising on or after the Class A Closing Date affecting the interbank LIBOR market, adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided for in the definition of LIBOR Rate; or

(ii) that, due to a Change in Law occurring at any time after the Class A Closing Date, which Change in Law shall (A) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Class A Lender, (B) subject any Class A Lender to any Tax with respect to any Credit Document or any Class A Loan made by it (other than (i) Taxes indemnifiable under the Base Term Loan Agreement or (ii) Excluded Taxes), or (C) impose on any Class A Lender or the London interbank market any other condition, cost or expense affecting the Supplemented Term Loan Agreement or LIBOR Loans made by such Class A Lender, which results in the cost to such Class A Lender of making, converting into, continuing or maintaining LIBOR Loans increasing by an amount which such Class A Lender reasonably deems material or the amounts received or receivable by such Class A Lender hereunder with respect to the foregoing shall be reduced; or

(iii) at any time, that the making or continuance of any LIBOR Loan has become unlawful as a result of compliance by such Class A Lender in good faith with any Requirement of Law (or would conflict with any such Requirement of Law not having the force of law even though the failure to comply therewith would not be unlawful);

then, and in any such event, such Class A Lenders (or the Term Agent, in the case of clause (i) above) shall within a reasonable time thereafter give notice to the Borrower and to the Term Agent of such determination (which notice the Term Agent shall promptly transmit to each of the other Class A Lenders). Thereafter (x) in the case of clause (i) above, LIBOR Loans shall no longer be available until such time as the Term Agent notifies the Borrower and the Class A Lenders that the circumstances giving rise to such notice by the Term Agent no longer exist (which notice the Term Agent agrees to give at such time when such circumstances no longer exist), and any Notice of Conversion given by the Borrower with respect to LIBOR Loans that have not yet been incurred shall be deemed rescinded by the Borrower, (y) in the case of clause (ii) above, the Borrower shall pay to such Class A Lender, promptly (but no later than 15 Business Days) after receipt of written demand therefor such additional amounts as shall be required to compensate such Lender for such increased costs or reductions in amounts receivable hereunder (it being agreed that a written notice as to the additional amounts owed to such Class A Lender, showing in reasonable detail the basis for the calculation thereof, submitted to the Borrower by such Lender shall, absent clearly demonstrable error, be final and conclusive and binding upon all parties hereto) and (z) in the case of clause (iii) above, the Borrower shall take one of the actions specified in Section 2.7(b) as promptly as possible and, in any event, within the time period required by applicable Requirements of Law.

(b) At any time that any LIBOR Loan is affected by the circumstances described in Section 2.7(a)(ii) or (iii), the Borrower may (and in the case of a LIBOR Loan affected pursuant to Section 2.7(a)(iii), shall) either (i) if the affected LIBOR Loan has been requested but not yet made, cancel such Borrowing request by giving the Term Agent written notice thereof on the same date that the Borrower was notified by a Class A Lender pursuant to Section 2.7(a)(ii) or (iii) or (ii) if the affected LIBOR Loan is then outstanding, upon one Business Day’s notice to the Term Agent, convert each such LIBOR Loan into an ABR Loan; provided that if more than one Class A Lender is affected at any time, then all affected Class A Lenders must be treated in the same manner pursuant to this Section 2.7(b).

(c) If, after the Class A Closing Date, any Change in Law relating to capital adequacy or liquidity requirements of any Lender or compliance by any Class A Lender or its parent with any Change in Law relating to capital adequacy or liquidity requirements occurring after the Class A Closing Date, has or would have the effect of reducing the rate of return on such Class A Lender’s or its parent’s capital or assets as a consequence of such Class A Lender’s commitments or obligations hereunder to a level below that which such Class A Lender or its parent could have achieved but for such Change in Law (taking into consideration such Lender’s or its parent’s policies with respect to capital adequacy or liquidity requirements), then from time to time, promptly (but in any event no later than 15 Business Days) after written demand by such Class A Lender (with a copy to the Term Agent), the Borrower shall pay to such Class A Lender such additional amount or amounts as will compensate such Lender or its parent for such reduction, it being understood and agreed, however, that a Class A Lender shall not be entitled to such compensation as a result of such Class A Lender’s compliance with, or pursuant to any request or directive to comply with, any applicable Requirement of Law as in effect on the Class A Closing Date (except as otherwise set forth in the definition of Change in Law). Each Class A Lender, upon determining in good faith that any additional amounts will be payable pursuant to this Section 2.7(c), will give prompt written notice thereof to the Borrower, which notice shall set forth in reasonable detail the basis of the calculation of such additional amounts, although the failure to give any such notice shall not, subject to Section 2.10, release or diminish the Borrower’s obligations to pay additional amounts pursuant to this Section 2.7(c) upon receipt of such notice.

2.8 Compensation. If (a) any payment of principal of any LIBOR Loan is made by the Borrower to or for the account of a Lender other than on the last day of the Interest Period for such LIBOR Loan as a result of a payment or conversion pursuant to Sections 2.6, 2.10, 4.2 or 4.3 or Sections 4.1, 4.2 or 12.7 of the Base Term Loan Agreement, as a result of acceleration of the maturity of the Loans pursuant to Article XI of the Base Term Loan Agreement or for any other reason, (b) any ABR Loan is not converted into a LIBOR Loan on the date specified in a Notice of Conversion or Continuation, (c) any LIBOR Loan is not continued as a LIBOR Loan on the date specified in a Notice of Conversion or Continuation or (d) any prepayment of principal of any LIBOR Loan is not made as a result of a withdrawn notice of prepayment pursuant to Section 4.2 or 4.3 or Section 4.1 or 4.2 of the Base Term Loan Agreement, the Borrower shall, after the Borrower’s receipt of a written request by such Class A Lender (which request shall set forth in reasonable detail the basis for requesting such amount and shall be conclusive and binding in the absence of manifest error), pay to the Term Agent (within 15 Business Days) for the account of such Class A Lender any amounts required to compensate such Class A Lender for any additional losses, costs or expenses that such Class A Lender may reasonably incur as a result of such payment, failure to convert, failure to continue or failure to prepay, including any loss, cost or expense (excluding loss of anticipated profits) actually incurred by reason of the liquidation or reemployment of deposits or other funds acquired by any Class A Lender to fund or maintain such LIBOR Loan.

2.9 Change of Lending Office. Each Class A Lender agrees that, upon the occurrence of any event giving rise to the operation of Section 2.7(a)(ii), 2.7(a)(iii) or 2.7(c) or Section 4.3 of the Base Term Loan Agreement with respect to such Class A Lender, it will, if requested by the Borrower, use reasonable efforts (subject to overall policy considerations of such Class A Lender) to designate another lending office for any Class A Loans affected by such event; provided that such designation is made on such terms that such Class A Lender and its lending office suffer no economic, legal or regulatory disadvantage, with the object of avoiding the consequence of the event giving rise to the operation of any such Section. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Class A Lender in connection with any such designation. Nothing in this Section 2.9 shall affect or postpone any of the obligations of the Borrower or the right of any Class A Lender provided in Section 2.7(a) or Section 4.3 of the Base Term Loan Agreement.

2.10 Notice of Certain Costs. Notwithstanding anything in this Supplement to the contrary, to the extent any notice required by Section 2.7 or 2.8 or Section 4.3 of the Base Term Loan Agreement is given by any Class A Lender more than 120 days after such Person has knowledge (or should have had knowledge) of the occurrence of the event giving rise to the additional cost, reduction in amounts, loss, tax or other additional amounts described in such Sections, such Person shall not be entitled to compensation under Section 2.7 or 2.8 or Section 4.3 of the Base Term Loan Agreement, as the case may be, for any such amounts incurred or accruing on or prior to the 120th day prior to the giving of such notice to the Borrower; provided that if the circumstance giving rise to such claim is retroactive, then such 120-day period referred to above shall be extended to include the period of retroactive effect thereof.

ARTICLE III

FEES

3.1 Fees. The Borrower agrees to pay to the Term Agent the fees (if any) of the Term Agent with respect to the Class A Loan, in the amounts and on the dates as set forth in writing from time to time between the Term Agent and the Borrower.

ARTICLE IV

PAYMENTS

4.1 Maturity. All principal of and accrued interest on the Class A Loans shall be finally due and payable on the Class A Maturity Date.

4.2 Voluntary Prepayments.

(a) The Borrower shall have the right to prepay Class A Loans, in whole or in part from time to time in accordance with the terms and conditions of this Section 4.2. If, prior to the Fourth Anniversary, the Borrower prepays all or any part of the principal balance of the Class A Loans, then on the Make-Whole Payment Date, the Borrower shall pay to each Class A Lender of the Class A Loans that are so prepaid, in addition to the principal of such Class A Loans and accrued interest thereon to but excluding the Make-Whole Payment Date, an amount equal to the Make-Whole Amount. For the avoidance of doubt, and as a result of the impracticability and extreme difficulty of ascertaining actual damages, it is understood and agreed that any Make-Whole Amount shall be presumed to be the liquidated damages sustained by each Class A Lender as a result of the early termination of the Class A Loans, and the Borrower agrees that such amounts shall constitute Obligations under the Supplemented Term Loan Agreement. With respect to any prepayment of the Class A Loans on or after the Fourth Anniversary, the Make-Whole Amount shall be zero.

(b) The Borrower shall give the Term Agent at the Term Agent’s Office written notice of its intent to make such prepayment and the amount of such prepayment, which notice shall be given by the Borrower no later than 1:00 p.m. on the Business Day immediately preceding the date of such prepayment and shall promptly be transmitted by the Term Agent to each of the Lenders.

(c) Each partial prepayment of Class A Loans shall be in a minimum amount of $500,000 and in multiples of $100,000 in excess thereof.

(d) With respect to each prepayment of Class A Loans elected under this Section 4.2, each prepayment of Class A Loans shall be applied pro rata among the Class A Loans.

4.3 Mandatory Prepayment. Class A Loans shall not be subject to any mandatory prepayment, or mandatory offer to prepay, requirements other than as provided for in Section 4.1 of the Base Term Loan Agreement; provided that with respect to any mandatory prepayments of Class A Loans pursuant to Section 4.1(c) of the Base Term Loan Agreement, the Borrower shall pay to each Class A Lender of the Class A Loans that are so prepaid prior to the Fourth Anniversary, in addition to the principal of such Class A Loans and accrued interest thereon to but not including the Make Whole Payment Date, an amount equal to the Make-Whole Amount.

4.4 Computations of Interest and Fees. Interest on Class A Loans shall be calculated on the basis of a 360-day year for the actual days elapsed; provided that interest on ABR Loans in respect of which the rate of interest is calculated on the basis of the Reference Bank’s prime rate and interest on overdue interest shall be calculated on the basis of a 365- (or 366-, as the case may be) day year for the actual days elapsed.

ARTICLE V

[RESERVED]

ARTICLE VI

CONDITIONS PRECEDENT TO CLASS A LOANS

The agreement of each Class A Lender to make its Class A Loan on the Class A Closing Date is subject to the Base Term Loan Agreement being in full force and effect, the satisfaction of the conditions precedent set forth in Article VI of the Base Term Loan Agreement and the satisfaction of the following conditions precedent:

6.1 Legal Opinions. The Term Agent shall have received the executed legal opinion of Baker Botts L.L.P., counsel to the Borrower, and the executed legal opinion of McAfee &

Taft, a Professional Corporation, Oklahoma counsel to the Borrower, in each case in form and substance reasonably satisfactory to the initial Class A Lender. The Borrower hereby instructs such counsel to deliver such legal opinions.

6.2 Fees. All fees required to be paid on the Class A Closing Date pursuant to any fee letter previously agreed in writing by the Borrower and reasonable out-of-pocket expenses required to be paid on the Class A Closing Date, to the extent invoiced at least three Business Days prior to the Class A Closing Date (except as otherwise reasonably agreed by the Borrower), shall have been, or will be substantially simultaneously, paid.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES

The representations and warranties of Sections 7.12, 7.13, 7.15, 7.16, and 7.17 of the Base Term Loan Agreement are repeated herein verbatim, amended only by substituting the “Class A Closing Date” for the “Initial Closing Date” appearing therein. Other than the foregoing, this Supplement does not modify or add to any of the representations and warranties in Article VII of the Base Term Loan Agreement.

ARTICLE VIII

AFFIRMATIVE COVENANTS

This Supplement does not modify or add to any of the affirmative covenants in Article VIII of the Base Term Loan Agreement.

ARTICLE IX

NEGATIVE COVENANTS

This Supplement does not modify any of the negative covenants in Article IX of the Base Term Loan Agreement, but adds the following negative covenants applicable only to the Class A Loans:

9.1 Other Loans Secured on a Pari Passu Basis. The Borrower may not create, incur, assume or suffer to exist any other Class of Loan or Side-Car Loan after the Class A Closing Date unless the aggregate principal balance of all Loans and Side-Car Loans does not at any time exceed the maximum amount then permitted by Section 9.1(a) of the Base Term Loan Agreement and such Loans and Side-Car Loans otherwise meet the requirements of Section 9.1(a) of the Base Term Loan Agreement, and the following criteria are met:

(a) Priority in Foreclosure Proceeds. The aggregate outstanding principal balance of any such Loans and Side-Car Loans with priority in the payment of Foreclosure Proceeds over the Class A Loans, together with the then-outstanding principal balance of any other Loans and Side-Car Loans with priority in the payment of Foreclosure Proceeds over the Class A Loans, on the date of incurrence of any such Loan or Side-Car Loan, does not exceed $1,000,000,000 minus the amount (if any) by which the then-outstanding principal balance of any Loans and Side-Car Loans that are pari passu in the payment of Foreclosure Proceeds with the Class A Loans, together with the then-outstanding principal balance of the Class A Loans (after giving effect to any repayment of the Class A Loans on such day), exceeds $1,500,000,000.

(b) Pari Passu in Foreclosure Proceeds. The aggregate outstanding principal balance of any such Loans and Side-Car Loans that are pari passu in the payment of Foreclosure Proceeds with the Class A Loans, together with the then-outstanding principal balance of any other Loans and Side-Car Loans that are pari passsu in the payment of Foreclosure Proceeds with the Class A Loans, does not exceed the Pari Passu Limit on the date of incurrence of any such Loan or Side-Car Loan, and each such Loan or Side-Car Loan shall meet the Pari Passu Incurrence Criteria.

(c) Junior in Foreclosure Proceeds. So long as Class A Loans remain outstanding, no Loan or Side-Car Loan may be incurred after the Class A Closing Date except for (i) Loans and Side-Car Loans referred to in the preceding Sections 9.1(a) and 9.1(b) and (ii) Loans and Side-Car Loans that are junior in the payment of Foreclosure Proceeds to the Class A Loans, but only if (A) the Weighted Average Life to Maturity of such junior priority Loans is not shorter than the remaining Weighted Average Life to Maturity of any existing Class of Loans at the Closing Date for such junior priority Loans, (B) the Class Maturity Date of such junior priority Loans is not earlier than the Class Maturity Date of any existing Class of Loans at the Closing Date for such junior priority Loans and (C) such junior priority Loans are exchanged for, or the proceeds of such junior priority Loans are applied to prepay, redeem or repurchase, Junior Debt at a price equal to or less than the par value of such Junior Debt within 90 days after the incurrence of such junior priority Loans, or used to reimburse the Borrower for funds used for such purpose within 90 days prior to the incurrence of such junior priority Loans.

9.2 Anti-Layering. The Borrower will not, and will not permit any of the other Credit Parties to, create, incur, assume or suffer to exist any Indebtedness if such Indebtedness is contractually subordinate or junior in ranking in right of payment to any other Indebtedness, unless such Indebtedness is contractually subordinate or junior in ranking in right of payment to the Class A Loans; provided that indebtedness permitted under Section 9.1 and Sections 9.1 and 9.2 of the Base Term Loan Agreement may, to the extent provided in Section 9.1(a), have priority in the payment of Foreclosure Proceeds over the Class A Loans.

ARTICLE X

EVENTS OF DEFAULT

10.1 Events of Default. In addition to the Events of Default described in the Base Term Loan Agreement, the following shall constitute “Events of Default” in respect of the Class A Loans:

(a) The Borrower shall default in the due performance or observance by it of any term, covenant or agreement contained Article IX (including, for the avoidance of doubt, the agreement of the Borrower not to enter into any other Term Loan Supplement with an order of payment of Foreclosure Proceeds contravening the order of payment of Foreclosure Proceeds permitted by this Supplement);

(b) The Borrower shall default in the due performance or observance by it of any other term, covenant or agreement contained in this Supplement and such default shall continue unremedied for a period of at least 30 days after receipt of written notice thereof by the Borrower from the Term Agent; or

(c) (i) The Borrower shall default in any payment with respect to any Class of Loans (other than the Class A Loans) with an outstanding principal balance in excess of $125,000,000, beyond the grace period, if any, provided in the Base Term Loan Agreement or any Term Loan Supplement applicable to such Loans or (ii) any such Loans shall be declared to be due and payable, or shall be required to be prepaid, defeased or redeemed prior to the stated maturity thereof, other than (A) as a result of a regularly scheduled required prepayment or as a mandatory prepayment and (B) Loans that become due as a result of a Disposition (including as a result of a Casualty Event) of the property or assets securing such Loans permitted under the Base Term Loan Agreement and this Supplement.

10.2 Order of Foreclosure Proceeds. As provided in Section 2.1(a) of the Base Term Loan Agreement, the Borrower may designate the order of application of Foreclosure Proceeds in any Term Loan Supplement, so long as the order of application in any new Term Loan Supplement does not contravene the order of application in any prior Term Loan Supplement then in effect. This Supplement provides that the Foreclosure Proceeds may be applied to the Class A Loans after application to other Loans and Side-Car Loans with terms providing for such application, if each such other Loan and Side-Car Loan satisfied Section 9.1(a) and Sections 9.1 and 9.2 of the Base Term Loan Agreement on the date of its incurrence. This Supplement provides that Foreclosure Proceeds may be applied to the Class A Loans and other Loans and Side-Car Loans, pro rata, if such other Loans and Side-Car Loans had terms providing for such application and each such other Loan and Side-Car Loan satisfied Section 9.1(b) and Sections 9.1 and 9.2 of the Base Term Loan Agreement on the date of its incurrence. This Supplement provides that Foreclosure Proceeds may be applied to other Classes of Loans and Side-Car Loans after Foreclosure Proceeds have been applied to the Class A Loans, if each such other Loan and Side-Car Loan satisfied Section 9.1(c) and Sections 9.1 and 9.2 of the Base Term Loan Agreement on the date of incurrence thereof.

10.3 Premium. In the event the maturity of the Class A Loans shall be accelerated as a result of any Event of Default, the amount becoming due and payable shall include, in addition to principal and accrued interest, an amount equal to the Make-Whole Amount at the time of such acceleration. EACH CREDIT PARTY EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE MAKE-WHOLE AMOUNT IN CONNECTION WITH ANY SUCH ACCELERATION.

ARTICLE XI

THE ARRANGERS

Notwithstanding anything in the Term Loan Agreement to the contrary, no Person identified on the cover page of this Supplement as a Joint Lead Arranger, Joint Bookrunner, Syndication Agent or Documentation Agent shall have any right, power, obligation, liability, responsibility or duty under the Term Loan Agreement other than those applicable to all Class A Lenders as such (to the extent such Person is a Class A Lender).

ARTICLE XII

MISCELLANEOUS

12.1 Amendments, Waivers and Releases. Except as expressly set forth in this Supplement or the Base Term Loan Agreement, neither this Supplement, nor any terms hereof, may be amended, supplemented or modified except in accordance with the provisions of this Section 12.1. The Class A Majority Lenders may, or, with the written consent of the Class A Majority Lenders, the Term Agent shall, from time to time, (a) enter into with the Borrower written amendments, supplements or modifications hereto or (b) waive in writing, on such terms and conditions as the Class A Majority Lenders or the Term Agent, as the case may be, may specify in such instrument, any of the requirements of this Supplement or any Default or Event of Default with respect to the Class A Loans and its consequences; provided that each such waiver and each such amendment, supplement or modification shall be effective only in the specific instance and for the specific purpose for which given; provided, further, that no such waiver and no such amendment, supplement or modification shall:

(i) forgive or reduce any portion of any Class A Loan or reduce the stated rate (it being understood that only the consent of the Class A Majority Lenders shall be necessary to waive any obligation of the Borrower to pay interest at the Default Rate or amend Section 2.4(c)), or forgive any portion, or extend the date for the payment, of any interest or fee payable hereunder (other than as a result of waiving the applicability of any post-default increase in interest rates), or amend, modify or waiver any provision of Section 4.2(a), 4.3, 10.3 or 12.2 to the extent it would alter the right to receive the Make-Whole Amount or the definitions related thereto, or extend the Class A Closing Date or the Class A Maturity Date, or increase the amount of the Class A Commitment of any Lender, or make any Class A Loan, interest, fee or other amount payable in any currency other than Dollars, in each case without the written consent of each Class A Lender directly and adversely affected thereby;

(ii) amend, modify or waive any provision of Section 2.3(b) or this Section 12.1, consent to the assignment or transfer by the Borrower of its rights and obligations hereunder or alter the order of application set forth in Section 10.2 without the written consent of each Class A Lender;

(iii) affect the rights or duties of, or any fees or other amounts payable to the Term Agent under this Supplement without the prior written consent of the Term Agent; or

(iv) amend, modify or waive any provision of Article IX or Section 10.2 without the written consent of each Class A Lender;

provided, further, that any provision of this Supplement may be amended by an agreement in writing entered into by the Borrower and the Term Agent to cure any ambiguity, omission, defect or inconsistency. Any such waiver and any such amendment, supplement or modification shall apply equally to each of the affected Class A Lenders and shall be binding upon the Borrower, such Class A Lenders, the Term Agent and all future Class A Lenders. In the case of any waiver, the Borrower, the Class A Lenders and the Term Agent shall be restored to their former positions and rights hereunder, and any Default or Event of Default under this Supplement waived shall be deemed to be cured and not continuing; it being understood that no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon. In connection with the foregoing provisions, the Term Agent may, but shall have no obligation to, with the concurrence of any Class A Lender, execute amendments, modifications, waivers or consents on behalf of such Class A Lender.

12.2 Replacement of Class A Lenders. In the event that any Class A Lender shall be replaced pursuant to clause (iii) of Section 12.7 of the Base Term Loan Agreement, the Borrower shall pay to such Class A Lender an amount equal to the Make-Whole Amount.

12.3 Successors and Assigns. Notwithstanding any provision of Section 12.6 of the Base Term Loan Agreement, assignments of Class A Loans by or to Goldman Sachs Bank USA or any of its Affiliates will not require the consent of the Borrower or the Term Agent and will not require the payment of any processing and recordation fee; provided that, as provided in Section 12.6 of the Base Term Loan Agreement, the consent of the Borrower shall be required in connection with any assignment of all or any part of any Class A Commitment.

12.4 Counterparts. This Supplement may be executed by one or more of the parties hereto on any number of separate counterparts (including by facsimile or other electronic transmission, i.e. a “pdf” or a “tif”), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. A set of the copies of this Supplement signed by all the parties shall be lodged with the Borrower and the Term Agent.

12.5 Severability. Any provision of this Supplement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

12.6 Integration. The Supplemented Term Loan Agreement and the other Credit Documents represent the agreement of the Borrower, the Guarantors, the Term Agent and the Class A Lenders with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by the Borrower, the Guarantors, the Term Agent nor any Class A Lender relative to the subject matter thereof not expressly set forth or referred to herein or in the other Credit Documents.

12.7 GOVERNING LAW. THIS SUPPLEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

12.8 WAIVERS OF JURY TRIAL. EACH OF THE BORROWER, THE TERM AGENT AND EACH CLASS A LENDER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THE SUPPLEMENTED TERM LOAN AGREEMENT OR ANY OTHER CREDIT DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Supplement to be duly executed and delivered as of the date first above written.

CHESAPEAKE ENERGY CORPORATION, as the Borrower

By:	/s/ DOMENIC J. DELL’OSSO, JR.
Name:	Domenic J. Dell’Osso, Jr.
Title:	Executive Vice President and Chief Financial Officer

[Class A Term Loan Supplement]

DEUTSCHE BANK TRUST COMPANY AMERICAS, as the Term Agent

By:	Deutsche Bank National Trust Company

By:	/s/ ROBERT S. PESCHLER
Name:	Robert S. Peschler
Title:	Vice President

By:	/s/ RODNEY GAUGHAN
Name:	Rodney Gaughan
Title:	Vice President

[Class A Term Loan Supplement]

Class Commitment: $1,500,000,000	GOLDMAN SACHS BANK USA, as the initial Class A Lender

	By:	/s/ CHARLES D. JOHNSTON
	Name:	Charles D. Johnston
	Title:	Authorized Signatory

[Class A Term Loan Supplement]

EXHIBIT A

NOTICE OF CONVERSION/CONTINUATION

Date:             ,

To: Deutsche Bank Trust Company Americas, as Term Agent

Reference is made to that certain Term Loan Agreement, dated as of August 23, 2016 (as amended, restated, supplemented or otherwise modified, the “Term Loan Agreement”), among Chesapeake Energy Corporation, an Oklahoma corporation (the “Borrower”), the Lenders from time to time party thereto, Deutsche Bank Trust Company Americas, as administrative agent (in such capacity, the “Term Agent”), as supplemented by that certain Class A Term Loan Supplement, dated as of August 23, 2016 (as amended, restated, supplemented or otherwise modified, the “Class A Supplement”), among the Borrower, the Class A Lenders from time to time party thereto and the Term Agent. Unless otherwise defined herein, capitalized terms used but not defined herein have the meanings assigned to such terms in the Term Loan Agreement or the Class A Supplement, as applicable.

Pursuant to Section 2.6 of the Class A Supplement, the Borrower desires to [convert][continue] all of the Class A Loans, as specified below.

On                                          (a Business Day)1.

[LIBOR Loans to be continued with an Interest Period of      month(s)2.]

[ABR Loans to be converted to LIBOR Loans with an Interest Period of      month(s)3.]

[LIBOR Loans to be converted to ABR Loans.]

[The undersigned hereby certifies that no Event of Default has occurred and is continuing.]4

Notwithstanding anything to the contrary in any other Credit Document, this notice may be amended, supplemented or modified with the consent only of the Borrower and the Term Agent.

CHESAPEAKE ENERGY CORPORATION

By:
Name:
Title:

[1]	If (i) converting ABR Loans to LIBOR Loans or (ii) continuing LIBOR Loans, notice must be delivered prior to 1:00 p.m. (New York time) at least three (3) Business Days prior to the date of such conversion or continuation.

If converting LIBOR Loans to ABR Loans, notice must be delivered prior to 1:00 p.m. (New York time) on the date of such conversion.

[2]	Interest Period to be one, two, three or six months.
[3]	Interest Period to be one, two, three or six months.
[4]	To be included if continuing LIBOR Loans or converting ABR Loans to LIBOR Loans.